SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

NTS MORTGAGE INCOME FUND

(Name of Subject Company (Issuer))

BLUEGREEN INVESTORS LLC
(Name of Filing Person (Offeror and Affiliate of Issuer))

COMMON STOCK
(Title of Class of Securities)

629419102
(CUSIP Number of Class of Securities)

J.D. Nichols,
Chairman of the Board of Directors
of NTS Mortgage Income Fund and
Manager of Bluegreen Investors LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address, and telephone number of person authorized to receive notices
and communications on behalf of filing persons)

with copies to:

Paul T. Jenson, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive
Suite 2800
Chicago, IL 60601
(312) 836-4046

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
$2,419,807.8361	$277.31

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the $1.00 tender offer purchase price by 2,419,807.8361, the maximum number of shares of common stock to be purchased in the offer. The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒


Amendment No. 1 to
SCHEDULE TO


This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "SEC") on March 6, 2012, by Bluegreen Investors LLC (the "Offeror"), an affiliate of NTS Mortgage Income Fund (the "Company"), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its tender offer for up to 2,419,807.8361 shares of the Company's common stock, $.001 par value per share (the "Shares") made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2012, and the related Letter of Transmittal, copies of which are filed hereto as Exhibits (a)(1)(i) and (a)(1)(ii), which, together with any amendments or supplements thereto, constitute the "Tender Offer." The Tender Offer was terminated on March 19, 2012 pursuant to Sections 6(a) and (b) of the Offer to Purchase in response to comments from the Securities and Exchange Commission Staff concerning that as a result of the Tender Offer, there would be fewer than 300 holders of record, within the meaning of Rule 13e-3 promulgated under the Exchange Act.

This final Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 1. Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented by adding the following:

The Tender Offer was terminated on March 19, 2012. None of the Shares were purchased in the Tender Offer and as a result of the termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and the tender offer consideration will not be paid to holders who have tendered their Shares.

The full text of the Company's press release relating to the announcement of the termination of the Tender Offer is filed as Exhibit (a)(1)(vii) to the Schedule TO and is incorporated herein by reference in response to this item.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Tender Offer was terminated on March 19, 2012. None of the Shares were purchased in the Tender Offer and as a result of the termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and the tender offer consideration will not be paid to holders who have tendered their Shares.

The full text of the Company's press release relating to the announcement of the termination of the Tender Offer is filed as Exhibit (a)(1)(vii) to the Schedule TO and is incorporated herein by reference in response to this item.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page, which Exhibit Index is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2012   **BLUEGREEN INVESTORS LLC**

By: */s/ J.D. Nichols*
        J.D. Nichols
        Manager

(a)(1)(i)   Offer to Purchase*

(a)(1)(ii)   Letter of Transmittal and Consent*

(a)(1)(iii)   Letter to Stockholders*

(a)(1)(iv)   Email to Stockholders dated March 8, 2012 (previously filed in and incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 8, 2012, as filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on March 9, 2012 (file number 000-18550))

(a)(1)(v)   Email to Certain Stockholder Fiduciaries dated March 8, 2012 (previously filed in and incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated March 8, 2012, as filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on March 9, 2012 (file number 000-18550))

(a)(1)(vi)   Current Report on Form 8-K/A dated March 8, 2012, as filed by the Company with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933, as amended, on March 12, 2012 (file number 000-18550)

(a)(1)(vii)   Press Release dated March 19, 2012 (previously filed in and incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 19, 2012, as filed by the Company with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933, as amended, on March 19, 2012 (file number 000-18550))

(b)   Not applicable.

(d)(i)   Guaranty Agreement (previously filed in and incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed by the Company with the Securities and Exchange Commission on March 28, 2008 (file number 000-18550))

(d)(ii)   Demand Promissory Note (previously filed in and incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed by the Company with the Securities and Exchange Commission on March 28, 2008 (file number 000-18550))

(d)(iii)   Lot Purchase and Development Agreement dated November 30, 2011, between NTS/Virginia Development Company and M/I Homes of DC, LLC (previously filed in and incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 30, 2011, as filed by the Company with the Securities and Exchange Commission on December 6, 2011 (file number 000-18550))

(d)(iv)   Proposed Terms of Purchase Agreement for Fawn Lake Development Spotsylvania, Virginia (previously filed in and incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 7, 2011, as filed by the Company with the Securities and Exchange Commission on December 7, 2011 (file number 000-18550))

(d)(v)   Amended Plan of Dissolution and Complete Liquidation (previously filed in and incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 7, 2011, as filed by the Company with the Securities and Exchange Commission on December 7, 2011 (file number 000-18550))

(d)(vi)   Confirmation Notice (previously filed in and incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 30, 2011, as filed by the Company with the Securities and Exchange Commission on January 4, 2012 (file number 000-18550))

(d)(vii)   Letter of Intent to enter into an agreement to purchase Sixty-Nine (69) Single Family Detached Lots between NVR, Inc., d/b/a Ryan Homes and NTS/Virginia Development

Company and/or its affiliate "NTS" (previously filed in and incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 22, 2012, as filed by the Company with the Securities and Exchange Commission on February 24, 2012 (file number 000-18550))

(g)   Not applicable

(h)   Not applicable

* Filed with the Company's Issuer Tender Offer Statement on Schedule TO filed on March 6, 2012.